# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bowhead Specialty Holdings Inc., CIK 0002002473
CUSIP: 10240L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 452 5TH AVENUE, 24TH FLOOR, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000351040

## Reporting persons
- AMERICAN FAMILY MUTUAL INSURANCE COMPANY, S.I.: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,063,046; sole dispositive power 0; shared dispositive power 6,063,046; aggregate amount beneficially owned 6,063,046 (18.6% of the class)
  Comment: The percent of class was calculated based on 32,658,823 shares of common stock outstanding as of August 8, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.
- American Family Insurance Mutual Holding Co: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,063,046; sole dispositive power 0; shared dispositive power 6,063,046; aggregate amount beneficially owned 6,063,046 (18.6% of the class)
  Comment: The percent of class was calculated based on 32,658,823 shares of common stock outstanding as of August 8, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.
- AmFam Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Wisconsin (WI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,063,046; sole dispositive power 0; shared dispositive power 6,063,046; aggregate amount beneficially owned 6,063,046 (18.6% of the class)
  Comment: (1) The percent of class was calculated based on 32,658,823 shares of common stock outstanding as of August 8, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

## Item 1. Issuer
Name of issuer: Bowhead Specialty Holdings Inc.
Address of issuer's principal executive offices: 452 5TH AVENUE, 24TH FLOOR, NEW YORK, NEW YORK, 10018.

## Item 2. Person Filing
Name of person filing:
(i) American Family Mutual Insurance Company, S.I., a Wisconsin stock insurance corporation ("AFMIC");
(ii) AmFam Holdings, Inc., a Wisconsin business corporation ("Holdings"); and
(iii) (iii) American Family Insurance Mutual Holding Company, a Wisconsin mutual insurance holding company (?Parent? and together with AFMIC and Holdings, the ?Reporting Persons?).

AFMIC is the direct holder of the securities listed in this Schedule 13G and a wholly owned subsidiary of Holdings, which is a wholly owned subsidiary of Parent. Accordingly, Holdings and Parent may each be considered a beneficial owner of the shares of common stock owned directly by AFMIC.
Address of principal business office or, if none, residence: 6000 American Parkway Madison WI 53783
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6063046
Percent of class: 18.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6063046
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6063046

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: GPC Partners Investments (SPV III) LP ("GPC") and AFMIC are parties to a Voting Agreement, dated May 22, 2024, and accordingly the Reporting Persons and GPC may be deemed to be members of a "group," as defined in Rule 13d-5 of the Act. The share ownership reported herein does not include any shares of the common stock owned by GPC, and the Reporting Persons disclaim membership in a group with GPC and beneficial ownership of any shares of the common stock owned by GPC to the extent GPC and the Reporting Persons may be deemed to be members of a group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AMERICAN FAMILY MUTUAL INSURANCE COMPANY, S.I.: /s/ Troy Van Beek, Chief Financial Officer (11/12/2024)
- American Family Insurance Mutual Holding Co: /s/ Troy Van Beek, Chief Financial Officer (11/12/2024)
- AmFam Holdings, Inc.: /s/ Troy Van Beek, Chief Financial Officer (11/12/2024)